Superlink America, Inc.

Engineering & Manufacturing

Deal Highlights
Company Overview
The Team
Deal Terms
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Make Life Simpler & Easier - Effective & Efficient

Invest

$500
Minimum Investment

Non-Voting Convertible Debt
Securities Offered

View Offering Circular

Deal Terms

Documents

Updates

Comments

FAQs

Contact



Securities Offered

View Offering Circular

Make Life Simpler & Easier - Effective & Efficient

Superlink America is an engineering and manufacturing company focused on the R&D and production of innovative products (Made in the USA) in the construction, design, government, and development industries.

Our team consists of a father-daughter duo of geniuses that have teamed up with prestigious, award-winning professors and engineers, as well as prominent business partners that have marketed for iconic brands and are CEOs of their own successful companies.

Our Pipeline:

1. Engineer for efficiency and innovation.
2. Manufacture the resulting patented products in the USA.
3. Market effectively, handled by the experts.

Our first flagship product, the One-Touch Super Coupler, removes the need for entire sections of logistics, saving time, money, and emissions. Engineered to handle earthquakes and higher levels of pressure and wear, the Super Coupler also aims for higher quality standards in construction parts used in high-rises, dams, bridges, roads, and any other structure requiring rebars.

Products & Services: The One-Touch Super Coupler



What are Couplers?

Imagine the ends of two rebars used in construction. A coupler is a joint connecting the two rebars. Most of the market uses screw-type, threaded couplers, where you must screw in the joints and prepare the rebars to fit inside (requiring extra machines and labor).

We've invented a non-threaded coupler to remove those steps, locking in the rebar mechanically even before concrete is poured. Our product was then upgraded further with additional features like built-in quality assurance checks and allowing the cement paste in concrete and other mixtures to flow through the product to dislodge air bubbles and strengthen it even further.

We plan to expand our factories within the next 5 years, creating more jobs in America and keeping the manufacturing industry alive at home instead of outsourcing overseas.

Please see our Investor Pitch Deck for more details!

Company Overview



What Makes Us Different

The secret is in the design; no threads, higher QA, and our One-Touch Super Coupler locks in the rebar mechanically without depending on the strength of the concrete. As a bonus, it allows the cement paste in concrete and other mixtures to dislodge any air bubbles inside the coupler by letting it flow in and out of the device.



Skip Entire Sections of Logistics

Extra machines and skilled labor are required to thread the rebars before they can fit into standard threaded couplers, which make up most of the market.

By not requiring threads, you no longer have to thread the rebars, removing entire logistics sections, saving time, labor, and money, and significantly lowering emissions and greenhouse gases.

What's Next

Superlink aims to partner with several municipalities to sell-in products for their localized projects while working with larger, multi-national construction and real estate development and management corporations.

From there, we can expand internationally, targeting big cities and large infrastructure projects worldwide, including those in North and South America, Europe, Asia, and the Middle East. We will also be increasing our product lines and churning new patents within our R&D team for further growth & development.

Competitive Analysis

	Lap/Welded Splices	Tapered/Parallel Threaded	MBT	Grout	Superlink
What is it (Simplified)	(Lap Splice) Overlap 2 rebar ends and tie them together with wire. (Welded Splice) Overlap 2 rebar ends and weld the sides together.	Standard or variations of threaded couplers, where the rebar has to be threaded to fit into the coupler.	You force a series of bolts into the coupler to try to keep non-threaded rebars in place. Then shear off each bolt end with tools.	Get pre-cast cement blocks, connect hoses, pump material called grout inside the coupler.	Non-threaded. Mechanical lock inside. Push rebar in to install. Allows cement flow.
Quick Installation (excl. prep)	✓	✓	✗	✗	✓
High connection strength & resistance	✗	✓	✓	✓	✓
Doesn't require prep work (days to weeks)	✓	✗	✓	✗	✓

Doesn't require post-installation work (days to weeks)	✓	✓	✓	✗	✓
Doesn't require skilled labor	✗	✗	●	✗	✓
Reduced Air Bubbles	✓	✗	✗	✓	✓
Space efficient	✗	✓	✗	●	✓
Workers required per installation	2	2	2	2	1

Pitch Deck



Download Pitch Deck

The Team



Seung Ho Cha has a total of 30 years of executive experience in finance, accounting, & sales, and a total of 10 years in a director level position in the Construction & Building Materials sector. He is the patent owner of the 2nd version of the Super Coupler in the US (SC2-US).

Read More

Seung Ho ("Edward") Cha

Co-Founder,
CEO and Chairman



At 4 years old, Nicole was scouted by high-society in Yeouido, South Korea, to be the 4th & final member of an exclusive group of child geniuses for gifted education and became the top student amongst the gifted kids. She came to the US when she was 5 years old, became fluent in English within a year, and was part of a gifted program from elementary to high school.

Read More



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Nicole Cha

Co-Founder,
Director & Board Secretary



Hyung Sik Kim has 20 years of experience as an intellectual property specialist for engineering products. He is the patent owner of the 1st version of the Super Coupler in South Korea (SC1-KR)

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Hyung Sik Kim

Co-Founder



Dr. Sug Whan Kim, PhD is a tenured professor of optical sciences in the Dept. of Astronomy at Yonsei University, which is ranked as one of the Top 3 prestigious universities of South Korea. He has 40 years of knowledge and experience in space optics and satellite instruments, and he has worked with NASA on the GALEX project for 3 years (1999-2002) while also working as visiting faculty for the California Institute of Technology.

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Dr. Sug Whan Kim, PhD

R&D Business Partner for
Future Product Lines



Sean-Patrick literally grew up in the fields of advertising and public relations with a legendary Mad Man for a Father and a socialite publicist as a Mother. Hillman began his career in his teens in the mailroom of his family's PR agency, Corbin-Hillman Communications, working as a nightclub promoter at night. At university, he focused on journalism, interning at The Charlie Rose Show and CNN. He was then hired, at age 19, as the youngest producer & on-air talent in broadcast journalism, for CNNfn, CNN's financial news network, for almost three years.

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Sean-Patrick M. Hillman

Business Development &
Marketing Partner



Tom has more than 25 years of experience, innovation and insight in marketing, law, social media, entertainment businesses and entrepreneurship. Founder, advisor and investor in multiple projects across tech, real estate, hospitality and healthcare sectors. Tom has built businesses from scratch, led business turn-around efforts and has been instrumental in defining innovative new business categories in digital music, entertainment



Tom Chernaik

Business Development
Partner

marketing, social media and in blockchain technologies/Web 3.0. He is an active, multi-disciplined entrepreneur, investor, patented inventor and a specialist in creating, developing and building elegant solutions for complex business problems.

Read More

Deal Terms

$500 minimum investment, no minimum number of shares.

Securities Offered: Convertible Debt

Conversion: Convertible Debt will convert into non-voting preferred stock 18 months from the closing of Reg CF

Interest Rate: 6%

See Convertible Note Template for details.

Discount: 40%*

*Conversion Terms
The convertible notes can convert in one of two scenarios: The first is if there is a qualified financing round of at least $20M between the closing of the current offering and 18 months from the closing date. In this case, current investors would either get a 40% discount on the share price set during that $20M round, or get the price calculated from dividing $80M by the total number of outstanding shares the company has before the $20M round closes, whichever gives the lower share price for investors. The second scenario is that if there is no qualified financing round during that period, then the notes will automatically convert on the date 18 months from the closing date of this offering.
Also see the Convertible Note for details.

Fundraising Description

Round Type:	Seed
Round Size:	US $5,000,000
Raised to Date:	US $31,000 (Friends & Family Rounds)
Minimum Investment:	US $500

View Offering Circular

View Subscription Agreement Template

View Convertible Promissory Note

Use of Funds

	Min. Raised	$40% Raised	70% Raised	Max. Raised
Gross Proceeds	*$500,000.00*	*$2,000,000.00*	*$3,500,000.00*	*$5,000,000.00*
Est. Offering Fees and Expenses	*$98,000.00*	*$218,000.00*	*$338,000.00*	*$458,000.00*
Net Proceeds	*$402,000.00*	*$1,782,000.00*	*$3,162,000.00*	*$4,542,000.00*
Production Line: Machinery,	–	$380,000.00	$1,200,000.00	$2,330,00.00 (1 Full Assembly

Equipment				Line)
Production Line: Machinery, Equipment	–	$380,000.00	$1,200,000.00	$2,330,00.00 (1 Full Assembly Line)
Commodity & Subsidiary Materials	$35,000.00 (Sample Outsourcing)	$100,000.00	$300,000.00	$500,000.00
Factory Equipment	–	$130,000.00	$130,000.00	$130,000.00
Product Testing & Marketing	$10,000.00	$100,000.00	$100,000.00	$100,000.00
Salary	$232,000.00	$494,000.00	$750,000.00	$910,000.00
Office & Factory Lease	$75,000.00 (Office Only)	$220,000.00	$220,000.00	$220,000.00
General Administration	$40,000.00	$200,000.000	$270,000.00	$300,000.00
Reserve	$10,000.00	$158,000.00	$192,000.00	$52,000.00
Total	**$402,000.00**	**$1,782,000.00**	**$3,162,000.00**	**$4,542,000.00**

View Offering Circular

Risks and Disclosures

Investing in start-ups or early developmental companies is very risky. It would be best if you were prepared to lose your investment or wait a significant time before realizing any economic benefit. Therefore, you must consider your immediate and future income needs and invest no more than you can afford to lose.

Securities purchased in a crowdfunding transaction generally cannot be resold for a specific period unless certain conditions are met.   We encourage you to thoroughly read all offering documentation and refer to our Investor FAQs to ensure you are familiar with the characteristics of the types of securities JUSTLY offers and the associated risks. Please ensure you understand the terms of what you are investing in before investing.

Documents

Offering Circular (1 File)

Offering Circular Supplement (1 File)

Convertible Note Template & Subscription Agreement (1 File)

Final Reg CF Convertible Promissory Note (1 File)

Updates

Check back here for the latest news!

Comments

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FAQs

Making an Investment in Superlink

How does investing work?

When you complete your investment on JUSTLY, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until the Issuer accepts it. Once the Issuer accepts your investment and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Issuer in exchange for your securities.

What will I need to complete my investment?

To invest, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

After My Investment

How can I sell my securities in the future?

Currently, there is no market or liquidity

How do I keep track of this investment?

You can view your portfolio of

for these securities. Right now the Issuer does not plan to list these securities on a national exchange or another secondary market. At some point, the Issuer may choose to do so, but until then, you should plan to hold your investment for a significant period before a "liquidation event" occurs. A "liquidation event" is when the Issuer either lists their securities on an exchange, is acquired, or goes bankrupt.

investments by setting up an account. You will receive a link and instructions on how to set up a complimentary account in the Investment Confirmation you will receive via email when you invest. If the offering closes successfully and you are accepted as a shareholder/investor, you may receive periodic updates from the Company.

Contact

3675 Crestwood Parkway
Suite 400
Duluth, GA 30096

superlinkamerica.com



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